AMERICAS SILVER CORPORATION PROVIDES FIRST QUARTER PRODUCTION UPDATE

TORONTO, ONTARIO—April 12, 2016—Americas Silver Corporation (TSX:USA) (OTCQX:USAPF) (“Americas Silver” or “the Company”) today announced production for the first quarter of 2016 for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

Highlights

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Consolidated silver production for the quarter of approximately 672,000 silver ounces and 1.28 million silver equivalent[1] ounces, representing increases of 12% and 7%, respectively, compared with Q4, 2015. Cash costs[2] for the quarter were approximately $10.08 per silver ounce, a reduction of 19% over the previous quarter and 30% over Q1, 2016 while all-in sustaining costs[2] were approximately $12.28 per silver ounce, down 33% compared with the previous quarter and 28% year-over-year.

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Quarterly production at the Cosalá Operations of approximately 308,000 silver ounces and 609,000 silver equivalent ounces, representing increases of 16% and 6%, respectively, compared with Q4, 2015. Cash costs were approximately $7.13 per silver ounce and all-in sustaining costs were $8.60 per silver ounce, down 47% and 53%, respectively, over the previous quarter, and 27% and 39%, respectively, year-over-year.

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Galena Complex silver production for the quarter of approximately 364,000 ounces and 674,000 silver equivalent ounces, representing increases of 9% and 7%, respectively, compared with Q4, 2015. Cash costs of approximately $12.57 per silver ounce and all-in sustaining costs of $15.39 per silver ounce, down 17% and 18%, respectively, over the previous quarter, and 14% and 21%, respectively, year- over-year.

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Guidance for 2016 remains unchanged at 2.5 - 3.0 million ounces in silver production and 5.0 - 5.6 million ounces of silver equivalent production with projected cash costs of $9.00 - $10.00 per silver ounce and all-in sustaining cash costs of $11.75 - $12.75 per silver ounce.

•	The Company’s cash balance at March 31, 2016 was $2.8 million.

“We delivered a solid operational quarter due in large part to the restructuring plan we put in place earlier this year combined with our continued focus on cost reductions and productivity improvements despite lower lead grades at the Galena Complex,” said Americas Silver President and CEO Darren Blasutti. “For the remainder of the year, our focus will be on improving our Cosalá Operations mine planning, securing financing for our San Rafael project and increasing mining in higher lead grade areas at the Galena Complex in order to maintain our momentum on lowering costs to achieve or exceed our stated guidance for the year.”

The Company expects to release its first quarter financial results on or before May 13, 2016.

Consolidated First Quarter Production Details

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1 Silver equivalent production for 2016 throughout this press release is based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper. Silver equivalent production for 2015 throughout this press release is based on prices of $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper.
2 Cash cost per ounce and all–in sustaining cost per ounce are non–IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year–end and quarter MD&A. The performance measures for the quarter ended March 31, 2016 are preliminary throughout this press release subject to refinement from the Company–s first quarter financial results to be released on or before May 13, 2016.

Consolidated silver production for the first quarter of 2016 was 672,074 ounces which represents an increase of 12% over the previous quarter and a decrease of 5% year-over-year. Silver equivalent production was approximately 1.28 million ounces, up 7% over the previous quarter and 3% year-over-year. Consolidated cash costs fell 30% to $10.08 per silver ounce compared with the fourth quarter of 2015 and 19% year-over-year; while all-in sustaining costs dropped 33% to $12.28 per silver ounce compared with the prior quarter and 28% year-over-year. In addition, lead production increased 53% year-over-year, as the Galena Complex continued to successfully increase silver-lead ore production.

First quarter cash and all-in sustaining costs were in line with Company expectations for meeting projected annual guidance of $9.00 - $10.00 per silver ounce and $11.75 - $12.75 per silver ounce respectively. Processed ore tonnage, silver grade and silver production were on budget during the quarter. Silver-lead production tonnage from the Galena Complex has ramped up in accordance with the plan, however lead grades were lower in the first quarter as the Company worked in lower grade lead areas. Lead grades will increase over the course of the year. Management continues to implement productivity enhancements and cost control initiatives are underway to protect the Company's cash balance given current metal prices.

Table 1 Consolidated Production Highlights
	Q1 2016	Q4 2015	Change	Q1 2015	Change
Processed Ore (tonnes milled)	175,108	167,398	5%	163,942	7%
Silver Production (ounces)	672,074	599,677	12%	708,241	-5%
Silver Equivalent Production (ounces)	1,282,644	1,200,583	7%	1,246,099	3%
Grade (grams per tonne)	135	126	7%	149	-9%
Cash Costs ($ per silver ounce)	$10.08	$14.38	-30%	$12.46	-19%
All-in Sustaining Costs ($ per silver	$12.28	$18.45	-33%	$17.15	-28%
Zinc (pounds)	3,552,522	3,075,468	16%	3,253,739	9%
Lead (pounds)	7,121,573	7,067,802	1%	4,646,945	53%
Copper (pounds)	245,808	321,616	-24%	644,923	-62%

Cosalá Operations Production Details

The Cosalá Operations produced 307,580 ounces of silver during the first quarter of 2016 and 608,549 ounces of silver equivalent during the same period at cash costs of $7.13 per silver ounce and all-in sustaining costs of $8.60 per silver ounce. Silver production increased 16% compared with the previous quarter, while silver equivalent production rose 6%. Cash costs decreased by 47% to $7.13 per silver ounce compared with the previous quarter and fell 27% year-over-year while all-in sustaining costs dropped 53% to $8.60 per silver ounce compared with the prior quarter and 39% year-over-year. These reductions were achieved as a result of a further restructuring of the labour force in the first quarter, reduced smelting and refining costs and a favorable Mexican peso /U.S. dollar exchange rate offset by slightly lower base metal grades and lower realized base metal prices.

Table 2 Cosalá Operations Highlights
	Q1 2016	Q4 2015	Change	Q1 2015	Chang
Processed Ore (tonnes milled)	131,063	128,001	2%	126,425	4%
Silver Production (ounces)	307,580	266,145	16%	316,616	-3%
Silver Equivalent Production (ounces)	608,549	571,856	6%	650,010	-6%
Grade (grams per tonne)	88	79	11%	92	-5%
Cash Costs ($ per silver ounce)	$7.13	$13.51	-47%	$ 9.83	-27%
All-in Sustaining Costs ($ per silver ounce)	$8.60	$18.12	-53%	$ 4.16	-39%
Zinc (pounds)	3,552,52	3,075,468	16%	3,253,739	9%
Lead (pounds)	1,510,05	1,506,003	1%	1,200,286	26%
Copper (pounds)	245,808	317,237	-23%	515,994	-52%

During the week of April 4, 2016, the Cosalá Operations’ Nuestra Señora mine began to experience ground movements around historic stopes near the primary access to the mine. The mine was later closed for safety reasons as the ground movement continued throughout the week. During this time, the mill continued to process ore stockpiles. This situation is expected to continue while mining crews work to reestablish a primary ore passageway in and out of the mine. It is expected that supplementary feed sources will maintain milling rates until the resumption of production at Neustra Señora ore can re-established in 4-6 weeks.

Galena Complex Production Details

The Galena Complex produced 364,494 ounces of silver and 674,095 silver equivalent ounces during the first quarter of 2016 at cash costs of $12.57 per silver ounce and all-in sustaining costs of $15.39 per silver ounce. Silver production increased 9% compared with the previous quarter, while silver equivalent production rose 7% over the same period and 13% compared with the first quarter of 2015. Cash costs were down 17% compared with the previous quarter and 14% year-over-year and all-in sustaining costs fell 18% from the previous quarter and 21% year-over-year. Cash costs decreased following a workforce reduction in Q1, 2016 and the successful ramp up of silver-lead ore tonnage during the first quarter, offset by lower lead grades and higher than expected electrical costs. The first quarter saw mining in relatively low grade lead areas in the mine. This situation is expected to improve over the rest of the year.

Table 3 Galena Complex Highlights
	Q1 2016	Q4 2015	Chang	Q1 2015	Change
Processed Ore (tonnes milled)	44,045	39,397	12%	37,517	17%
Silver Production (ounces)	364,494	333,532	9%	391,625	-7%
Silver Equivalent Production (ounces)	674,095	628,727	7%	596,089	13%
Grade (grams per tonne)	276	278	-1%	340	-19%
Cash Costs ($ per silver ounce)	$12.57	$15.07	-17%	$14.59	-14%
All-in Sustaining Costs ($ per silver	$15.39	$18.71	-18%	$19.57	-21%
Lead (pounds)	5,611,520	5,561,799	1%	3,446,659	63%
Copper (pounds)	-	4,379	-100%	128,929	-100%

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward–Looking Information:
This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416–848–9503